Exhibit 2.1

ASSET PURCHASE AGREEMENT

This AGREEMENT (the “Agreement”) is entered into as of the 10th, day of May, 2021 by and among General Entertainment Ventures Inc., a Delaware corporation (herein referred to as “GEVI”), and Strategic Asset Holdings, LLC. (herein referred to as “Strategic”), a Wyoming Company and together, the “Parties” and each, a “Party”).

WHEREAS, Strategic shall become a Wholly-Owned Subsidiary of GEVI;

WHEREAS, GEVI believes it is in its best interests of its shareholders to acquire the Strategic business and through this action to acquire them as a Wholly-Owned Subsidiary in Exchange for a $50,000 Convertible Promissory Note bearing 7.5% interest.

IN WITNESS WHEREOF, the undersigned being the sole Director of GEVI and sole member of Strategic, this 10th Day of May, 2021.

/s/ Jason Tucker	/s/ Jason Tucker
Jason Tucker - President	Jason Tucker - CEO/Director
Stretegic Asset Holdings, LLC	General Entertainment Ventures Inc.